UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

As previously announced, on March 9, 2021, AerCap Holdings N.V. (“AerCap,” “we” or the “Company”) entered into a definitive agreement (the “Transaction Agreement”) with General Electric Company (“GE”) and certain of its subsidiaries pursuant to which, subject to the satisfaction of the conditions set forth in the Transaction Agreement, we will acquire GE Capital Aviation Services, the aviation leasing business of GE (“GECAS”). The proposed acquisition is more fully described in the Company’s report on Form 6-K filed with the Securities and Exchange Commission on March 10, 2021.

The following audited combined carve-out financial statements of GECAS and related notes thereto are filed as Exhibit 99.1 to this report on Form 6-K and are incorporated herein by reference:

•	Independent Auditors’ Report of KPMG LLP;

•	Combined Statements of Earnings for the three years ended December 31, 2020;

•	Combined Statements of Comprehensive Income for the three years ended December 31, 2020;

•	Combined Statements of Changes in Equity for the three years ended December 31, 2020;

•	Combined Statements of Financial Position as of December 31, 2020 and December 31, 2019; and

•	Combined Statements of Cash Flows for the three years ended December 31, 2020.

The following unaudited condensed combined carve-out financial statements of GECAS and related notes thereto are filed as Exhibit 99.2 to this report on Form 6-K and are incorporated herein by reference:

•	Condensed Combined Statements of Earnings for the three and six months ended June 30, 2021 and June 30, 2020;

•	Condensed Combined Statements of Comprehensive Income for the three and six months ended June 30, 2021 and June 30, 2020;

•	Condensed Combined Statements of Changes in Equity for the three and six months ended June 30, 2021 and June 30, 2020;

•	Condensed Combined Statements of Financial Position as of June 30, 2021 and December 31, 2020; and

•	Condensed Combined Statements of Cash Flows for the six months ended June 30, 2021 and June 30, 2020.

AerCap risk factor updates and a description of the GECAS business, together with the Management’s Discussion and Analysis in connection with the audited combined carve-out financial statements and unaudited condensed combined carve-out financial statements of GECAS filed as Exhibits 99.1 and 99.2 hereto, respectively, are filed as Exhibit 99.3 to this report on Form 6-K and are incorporated herein by reference.

The following unaudited condensed combined pro forma financial information based on the historical consolidated financial statements of AerCap and its subsidiaries and the historical condensed combined carve-out financial statements of GECAS and its subsidiaries, reflecting the acquisition by AerCap, and related notes thereto, are filed as Exhibit 99.4 to this report on Form 6-K and are incorporated herein by reference:

•	Unaudited Condensed Combined Pro Forma Balance Sheet as of June 30, 2021; and

•	Unaudited Condensed Combined Pro Forma Income Statement for the six months ended June 30, 2021 and for the year ended December 31, 2020.

The information contained in this report on Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-234028 and 333-235323 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

23.1	Consent of KPMG LLP

99.1	GECAS Audited Combined Carve-out Financial Statements as of December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020, 2019 and 2018

99.2	GECAS Unaudited Condensed Combined Carve-out Financial Statements as of June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020

99.3	AerCap Risk Factor Updates, Description of the GECAS Business and Management’s Discussion and Analysis for GECAS

99.4	Unaudited Condensed Combined Pro Forma Financial Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: Ocober 19, 2021

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